

S I S T

3 Sisters Garlic LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%

Target Raise Amount: $50,000

Offering End Date: December 12, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $15,000

Company Details:

Name: 3 Sisters Garlic LLC

Founded: December 29, 2020

Address: 4560 Baer Rd
          Ransomville, NY 14131

Industry: Vegetable Farming

Employees: 2

Website: https://www.3sistersgarlic.com/

Use of Funds Allocation:

If the maximum raise is met:

$18,000 (36.00%) – of the proceeds will go towards equipment
$15,063 (30.13%) – of the proceeds will go towards working capital
$15,063 (30.13%) of the proceeds will go towards leasehold improvements
$1,875 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Facebook: 2,375 Followers

SMB x



Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$17,063	$58,607	$98,826
Cash & Cash Equivalents	$7,967	$47,277	$82,350
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$10,677	-$5,487
Revenue	$32,237	$100,594	$119,799
Cost of Goods Sold	$2,646	$1,728	$2,945
Taxes	$0	$0	$0
Net Income	$1,959	$11,963	$33,225

Recognition:

3 Sisters Garlic LLC's (DBA 3 Sisters Garlic) farm sits on 5 acres of lush garlic loving soil just below the Niagara Escarpment close to Lake Ontario. While not certified organic; organic practices are utilized for all products on the Farm. Each bulb is planted from organically grown seed in late October and tended until harvest in late June and July. Their garlic is carefully removed from the soil, inspected and hung within their drying barn until cured. Each bulb is then cleaned, inspected and readied for sale. Their growing practices and attention to detail yield garlic that retains all of its natural health benefits and flavor.

About:

3 Sisters Garlic LLC (DBA 3 Sisters Garlic) is run by Jennifer & Mike Di Pasquale and named after their 3 daughters who love garlic. This all-natural product is grown on the Di Pasquale Farm which is in the Town of Cambria in Niagara County, New York.

For more information, contact our Customer Support Team at support@thesmbx.com

